SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of January, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name:	Luiz Carlos Angelotti
e-mail:	4000.diretoria@bradesco.com.br
telephone	number: (55 11) 3681-4011
fax:	(0xx11) 3684.4630

Investor Relations Contact

name:	Paulo Faustino da Costa
e-mail:	investidores@bradesco.com.br
telephone	number: (0xx11) 2178.6201
fax:	(0xx11) 2178.6215

Newspapers (and locality) in which corporate acts are published

Diário Oficial do Estado de São Paulo and Valor Econômico, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on 12.31.2013

Evento

Date

Sending to BM&FBOVESPA (Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Stock Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Website).

1.30.2014

Publication

2.6.2014

Standard Financial Statements, related to the fiscal year ended on 12.31.2013

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	1.30.2014

Financial Statements in accordance with IFRS, related to the fiscal year ended on 12.31.2013

Evento

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	3.31.2014

2.10.2014                                                                                                                                         ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

.2.

Form 20-F related to the fiscal year ended on 12.31.2013

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	4.30.2014

Cash Proceeds in the allocation of results related to the fiscal year 2013 (at the Annual Shareholders` Meeting of 2014 the distributions already occurred will be ratified)
Cash Proceeds	Event/ Record Date	Amount in R$ (million)	Value in R$/Share	Common Shares	Preferred Shares	Payment Date
Monthly Interest on Shareholders’ Equity	1st business day of each month	972.7	Gross	0.018817992	0.020699791	1st business day of the following month
			Net	0.015995293	0.017594822
Intermediary Interest on Shareholders’ Equity - 1st half/2013	Special Meeting of the Board of Directors 27.6.2013	830	Gross	0.188253558	0.207078914	7.18.2013
			Net	0.160015524	0.176017077
Complementary Interest on Shareholders’ Equity of the year 2013	Special Meeting of the Board of Directors 12.23.2013	1,421.3	Gross	0.322576529	0.354834182	3.7.2014
			Net	0.274190050	0.301609055
Dividends complementing the amounts already distributed to shareholders, related to the year 2013	Special Meeting of the Board of Directors 2.10.2014	853.9	Net	0.193826693	0.213209362	3.7.2014

Reference Form related to the current fiscal year

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)	5.30.2014

Financial Statements and Consolidated Financial Statements, related to the semester ended on 6.30.2014

Event

Date

Sending to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Website)	7.24.2014
Publication	8.13.2014

2.10.2014                                                                                                                                       ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

.3.

Disclosure of Results

Event

Date

Annual/2013

1.30.2014
Relating to 1st quarter /2014	4.24.2014
Relating to 2nd quarter /2014	7.24.2014
Relating to 3rd quarter /2014	10.23.2014

Quarterly Report – ITR

Event

Date

Sending to BM&FBOVESPA, CVM and making available to shareholders (Website)

Relating to 1st quarter /2014	4.24.2014
Relating to 2nd quarter /2014	7.24.2014
Relating to 3rd quarter /2014	10.23.2014

Quarterly Consolidated Financial Statements in English

Event

Date

Sending to SEC, NYSE, LATIBEX and making available to shareholders (Website)

Relating to 1st quarter /2014	4.24.2014
Relating to 2nd quarter /2014	7.24.2014
Relating to 3rd quarter /2014	10.23.2014

Quiet Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2013	1.15 to 1.29.2014
Relating to 1st quarter /2014	4.9 to 4.23.2014
Relating to 2nd quarter /2014	7.9 to 7.23.2014
Relating to 3rd quarter /2014	10.8 to 10.22.2014

2.10.2014                                                                                                                                       ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

.4.

Public Meeting with Analysts and Investors
Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

5.13.2014, Rio de Janeiro, RJ (APIMEC)
5.20.2014, São Paulo, SP (APIMEC)

Special and Annual Shareholders’ Meetings already established

Event

Date

Special and Annual Shareholders’ Meetings	Sending the Call Notices and the Board of Directors’ Proposals to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX, including information required by Instructions CVM # 480 and 481, as of 12.7.2009 and 12.17.2009.	2.3.2014
	Publication of Call Notices	2.5, 2.6 and 2.7.2014
	Date of the Special and Annual Shareholders’ Meetings to be held	3.10.2014
	Sending the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.10.2014
	Sending the Minutes of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA and CVM	3.19.2014

2.10.2014                                                                                                                                                       ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

.5.

Board of Directors/Board of Executive Officers’ Meetings already established

Event

Date

Dividends complementing the amounts already distributed to shareholders, related to the year 2013	Board of Executive Officers’ Meeting proposing the payment to the Board of Directors	1.28.2014
	Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	1.28.2014
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	2.10.2014
	Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	2.10.2014

Intermediary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting proposing the payment to the Board of Directors	6.11.2014
	Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	6.18.2014
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	6.24.2014
	Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	7.2.2014

Complementary Dividends or Interest on Shareholders’ Equity	Board of Executive Officers’ Meeting proposing the payment to the Board of Directors	12.8.2014
	Sending the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	12.15.2014
	Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal	12.22.2014
	Sending information on the respective Notice to the Market to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX
	Sending the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	12.30.2014

2.10.2014                                                                                                                                       ./.

Banco Bradesco S.A.

Annual Calendar of Corporate Events – 2014

.6.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity in conformity with the System for Monthly Payment to Shareholders

Reference Month	Declaration Date and Record Date of Right	“Ex-Right” Date	Payment Date	Notice Date
January	1.2.2014	1.3.2014	2.3.2014	12.18.2013
February	2.3.2014	2.4.2014	3.5.2014	1.17.2014
March	3.5.2014	3.6.2014	4.1.2014	2.14.2014
April	4.1.2014	4.2.2014	5.2.2014	3.18.2014
May	5.2.2014	5.5.2014	6.2.2014	4.16.2014
June	6.2.2014	3.6.2014	7.1.2014	5.20.2014
July	7.1.2014	7.2.2014	8.1.2014	6.17.2014
August	8.1.2014	8.4.2014	9.1.2014	7.18.2014
September	9.1.2014	9.2.2014	10.1.2014	8.19.2014
October	10.1.2014	10.2.2014	11.3.2014	9.16.2014
November	11.3.2014	11.4.2014	12.1.2014	10.17.2014
December	12.1.2014	12.2.2014	1.2.2015	11.18.2014
Type of Share		Per Share
		Gross	Net
Common Share		R$0.018817992	R$0.015995293
Preferred Share		R$0.020699791	R$0.017594822

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer
2.10.2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   January 28, 2014

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

             Investor Relations Officer